SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A. Files on

June 2, 2009

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]     No   [X]

This report on Form 6-K is hereby incorporated by reference in the registration statement of EDAP TMS S.A. on Forms F-3, file number 333-136811 and 333-147762.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2009
EDAP TMS S.A.

/S/ MARC OCZACHOWSKI
MARC OCZACHOWSKI
CHIEF EXECUTIVE OFFICER

EDAP TMS S.A.
Capital : 1,347,002.28 Euros
Corporate Headquarters : Parc d'Activité La Poudrette Lamartine
4, rue du Dauphiné
69120 Vaulx-en-Velin
France
316 488 204 RCS Lyon
Vaulx-en-Velin, May 19, 2009

NOTICE

On Thursday June 25, 2009, the shareholders are convened to attend an Ordinary and Extraordinary General Meeting of the shareholders of EDAP TMS S.A., to be held:

at 10:30 am,

at EDAP TMS’s headquarters
4, rue du Dauphiné,
69120 Vaulx-en-Velin,
France
to consider the following agenda:

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:

1.
Reading of the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to fiscal year ended December 31st, 2008; reading of the Board of Directors' special and complementary reports; reading of the Statutory Auditor's report relating to the annual accounts closed on December 31, 2008; reading of the Statutory Auditor's reports relating to the consolidated accounts; approval of the statutory accounts and of the consolidated accounts (USGAAP) for the fiscal year ended December 31st, 2008; granting of a release to the members of the Board of Directors for their management;

2.	Allocation of the loss for the fiscal year ended December 31st, 2008;

3.
Reading and approval of the special report of the Statutory Auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the said report.

4.	Determination of attendance fees to be allocated to the Board of Directors;

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:

5.	Modification of the age limit fixed for the mandate of Directors and modification of the corresponding Article 13 of the Articles of Association of the Company ("By-laws").

6.	Modification of the age limit fixed for the mandate of Chairman of the Board and modification of the corresponding Article 16 of the Articles of Association of the Company ("By-laws").

EDAP TMS would like to inform you that the 2008 Annual Report is now available for viewing in the internet at http://www.edap-tms.com, under  “Investor Information” Section.

Yours sincerely,

The Board of Directors

This is a free translation from the French language and is supplied solely for information purposes.  Only the original version in French language has legal force.

EDAP - TMS
French société anonyme with a share capital of 1,347,002.28 Euro
Registered office: Parc d’activité La Poudrette Lamartine
4, rue du Dauphiné - 69120 Vaulx en Velin, France
Lyon Registry of Commerce 316 488 204

PROJECT OF RESOLUTIONS TO BE SUBMITTED
TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING'S HELD
ON JUNE 25, 2009

Shareholders are invited to attend the Ordinary and Extraordinary General Meeting of EDAP-TMS S.A. (the “Company”) on June 25, 2009, at 10.30 am., at the Company’s offices, 4 Rue du Dauphiné, 69120, Vaulx-en-Velin, France.  The meeting will deliberate on the following agenda:

Agenda

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:

1.
Reading of the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to fiscal year ended December 31st, 2008; reading of the Board of Directors' special and complementary reports; reading of the Statutory Auditor's report relating to the annual accounts closed on December 31, 2008; reading of the Statutory Auditor's reports relating to the consolidated accounts; approval of the statutory accounts and of the consolidated accounts (USGAAP) for the fiscal year ended December 31st, 2008; granting of a release to the members of the Board of Directors for their management;

2.	Allocation of the loss for the fiscal year ended December 31st, 2008;

3.
Reading and approval of the special report of the Statutory Auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the said report.

4.	Determination of attendance fees to be allocated to the Board of Directors;

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:

5.	Modification of the age limit fixed for the mandate of Directors and modification of the corresponding Article 13 of the Articles of Association of the Company ("By-laws").

6.	Modification of the age limit fixed for the mandate of Chairman of the Board and modification of the corresponding Article 16 of the Articles of Association of the Company ("By-laws").

* * *

AGENDA OF THE ORDINARY ANNUAL SHAREHOLDERS MEETING:

First Resolution (Reading of the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to the fiscal year ended December 31st, 2008; reading of the Board of Directors' special and complementary reports; reading of the Statutory Auditor's report relating to the annual accounts closed on December 31st, 2008; reading of the Statutory Auditor's reports relating to the consolidated accounts; approval of the statutory accounts and of the consolidated accounts (USGAAP) for the fiscal year ended December 31st, 2008; granting of a release to the members of the Board of Directors for their management)

The General Meeting, acting in accordance with the quorum and majority criteria required for Ordinary Shareholders Meetings, and after hearing of:

-	the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to fiscal year ended December 31st, 2008,
-	the Board of Directors' special report on stock-options,
-	the Board of Directors' special report as per Article L. 225-197-4 of the French Commercial Code,
-	the Board of Directors' complementary report as per Article L. 225-138 of the French Commercial Code, and the Statutory Auditors’s associated report,
-	the Statutory Auditor's general report relating to the annual accounts relating to fiscal year ended December 31st, 2008,
-
the Statutory Auditor's report relating to the consolidated accounts prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) applying to companies listed on the Nasdaq market.

Approves the annual accounts, i.e. the balance sheet, P&L accounts and the related note as of and for the period ended December 31st, 2008 as they have been presented, together with the operations transcribed in the aforesaid financial statements and summarized in such reports;

Approves the consolidated accounts relating to fiscal year ended December 31st, 2008 established as per U.S. GAAP applying to companies listed on the Nasdaq market as they have been prepared, together with the operations transcribed in the aforesaid financial statements and summarized in such reports.

The General Meeting therefore grants a release to all members of the Board of Directors for their management during fiscal year 2008.

Second Resolution (Allocation of the loss  for the fiscal year ended December 31st, 2008)

The General Meeting, in accordance with the quorum and majority criteria required for Ordinary Shareholders Meetings, acknowledges that the Company has recorded a net loss (not consolidated) of € (2,990,930.37) during fiscal year ended December 31st, 2008 taking into account:

▪	a depreciation allowance amounting to €440,786.23,
▪	a provision allowance amounting to €610,517.38.

The General Meeting, after reading the Board of Directors report, decides to clear the loss amounting to € (2,990,930.37) by allocating it to the "Other reserves" account which will then be reduced from €3,956,161.59 to €965,231.22.

Pursuant to Article 243 bis of the French Tax Code, the General Meeting takes note that no dividend has been distributed during the last three fiscal years.

The General Meeting, pursuant to the Board of Directors' report, in accordance with article 223 quarter of the French Tax Code, approves the total of the expenses and charges concerned by article 39-4 of this Code, amounting to €9,492 as well as the theoretical tax amounting to €3,164.

Third Resolution (Reading and approval of the special report of the Statutory Auditor on the agreements referred to in Article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the said report)

After hearing the Statutory Auditor's special report relating to the agreements referred to in article L.225-38 of the French Commercial Code (related party transactions), the General Meeting approves the continuation of the agreements entered into by the Company and its subsidiaries as mentioned in the said report.

Fourth Resolution (Determination of attendance fees to be allocated to the Board of Directors)

The General Meeting, in accordance with the quorum and majority criteria required for Ordinary Shareholders Meetings, sets the attendance fees to be allocated to the Board of Directors for fiscal year ended December 31st, 2008 at a total amount of  €63,720.50.

AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING:

Fifth resolution (Modification of the age limit fixed for the mandate of Directors and modification of the corresponding Article 13 of the Articles of Association of the Company ("By-laws"))

The shareholders, in accordance with quorum and majority conditions required by extraordinary shareholders meetings, and after hearing the Board of Directors' report, decide to modify the age limit fixed for the Directors and to change it from 75 years old to 80 years old.

Consequently, the shareholders decide to modify Article 13 -last paragraph- of the Company's Articles of Association which will then read as follows :

"ARTICLE 13 – BOARD OF DIRECTORS

[…]

Directors cannot be more than eighty years old. In case one of the Directors reaches this limit during his/her office, the Director concerned is automatically considered as having resigned at the next General Shareholders Meeting."

Sixth resolution (Modification of the age limit fixed for the mandate of Chairman of the Board and modification of the corresponding Article 16 of the Articles of Association of the Company ("By-laws"))

The shareholders, in accordance with quorum and majority conditions required by extraordinary shareholders meetings, and after hearing the Board of Directors' report, decide to modify the age limit fixed for the Chairman of the Board of Directors and to change it from 75 years old to 80 years old.

Consequently, the shareholders decide to modify Article 16 -last paragraph- of the Company's Articles of Association which will then read as follows :

"ARTICLE 16 – CHAIRMAN OF THE BOARD

[…]

The Chairman of the Board of Directors cannot be over eighty years old. In case the Chairman reaches this limit during his/her tenure, he/she will automatically be considered as having resigned. However, his/her tenure is extended until the next Board of Directors Meeting, during which his/her successor shall be appointed. Subject to this provision, the Chairman of the Board may always be re-elected".

* * *

RESTRICTED SCAN LINE AREA							Please mark your votes as indicated in this example	☒

ORDINARY RESOLUTIONS
1.
Reading of the Board of Directors’ report on the activity, the situation and the financial statements of the Company relating to fiscal year ended December 31st, 2008; reading of the Board of Directors’ special and complementary reports; reading of the Statutory Auditor’s report relating to the annual accounts closed on December 31, 2008; reading of the Statutory Auditor’s reports relating to the consolidated accounts; approval of the Statutory accounts and of the consolidated accounts (USGAAP) for the fiscal year ended December 31st, 2008; granting of a release to the members of the Board of Directors for their management;
		FOR ☐	AGAINST ☐	EXTRAORDINARY RESOLUTIONS		FOR ☐	AGAINST ☐
				5.	Modification of the age limit fixed for the mandate of Directors and modification of the corresponding Article 13 of the Articles of Association of the Company (“By-laws”).

				6.	Modification of the age limit fixed for the mandate of Chairman of the Board and modification of the corresponding Article 16 of the Articles of Association of the Company (“By-laws”).	☐	☐

2.	Allocation of the loss for the fiscal year ended December 31st, 2008;	☐	☐

3.
Reading and approval of the special report of the Statutory Auditor on the agreements referred to in article L.225-38 of the French Commercial Code; approval of the agreements as mentioned in the said report.
		☐	☐

4.	Determination of attendance fees to be allocated to the Board of Directors;	☐	☐

Mark Here for Address Change or Comments SEE REVERSE ☐

Signature _________________________ Signature ___________________________ Date __________
NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ FOLD AND DETACH HERE ▲

EDAP TMS S.A.

WO 52808

EDAP TMS S.A.

Instructions to THE BANK OF NEW YORK MELLON, as Depositary
Must be received prior to 5:00 PM (New York City Time) on June 17, 2009

The undersigned Holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the Deposited EDAP TMS S.A. Shares represented by such Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on May 26, 2009 at the Ordinary and Extraordinary General Meeting of EDAP TMS S.A. to be held in France, on June 25, 2009 at 10:30 am in respect of the resolutions specified in the enclosed Notice of Meeting.

NOTES:

Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box. If no Voting Instruction Card is received by the Depositary from an Owner with respect to any of the Shares represented by American Depositary Shares on or before the Receipt Date, or if the Voting Instruction Card is improperly completed or blank, or if the voting instructions included in the Voting Instruction Card are illegible or unclear, such Owner shall be deemed to have instructed the Depositary to vote such Shares and the Depositary shall vote such Shares in favor of any resolution proposed or approved by the Board of Directors of the Company and against any resolution not so proposed or approved.

(Continued and to be marked, dated and signed, on the other side)

Address Change/Comments (Mark the corresponding box on the reverse side)	BNYM SHAREHOLDER SERVICES PO BOX 3549 S HACKENSACK NJ 07606-9249

▲ FOLD AND DETACH HERE ▲ WO 52808